                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                              -------------------

                                AMENDMENT NO. 2

                                      TO

                                SCHEDULE 13E-4

                              -------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              -------------------

                       Building One Services Corporation
                               (Name of Issuer)

                       Building One Services Corporation
                     (Name of Person(s) Filing Statement)

                              -------------------

                                 COMMON STOCK
                        (Title of Class of Securities)

                              -------------------

                                   120114103
                     (CUSIP Number of Class of Securities)

                              -------------------

                                Joseph M. Ivey
                     President and Chief Executive Officer
                       Building One Services Corporation
                   800 Connecticut Avenue, N.W., Suite 1111
                             Washington, DC  20006
                                (202) 261-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)

                              -------------------

                                   Copies to:
F. Traynor Beck, Esquire                             Linda Griggs, Esquire
Executive Vice President, General Counsel            Morgan, Lewis & Bockius LLP
and Secretary, Building One Services Corporation     1800 M Street. N.W.
800 Connecticut Avenue, N.W., Suite 1111             Washington, DC  20036
Washington, DC  20006                                (202) 467-7000
(202) 261-6000

                              -------------------


                               February 19, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 2 modifies and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated February 19, 1999, as amended on April 6, 1999, filed by Building One Services Corporation, a Delaware corporation (the "Issuer"). The Issuer has decided to extend the expiration, withdrawal and proration dates for its self-tender offer for shares (the "Shares") of its common stock (the "Offer") to April 29, 1999. The Issuer is offering to purchase 25.5 million Shares at a price of $22.50 per Share net to the seller in cash or, in the case of Shares underlying stock options having exercise prices below $22.50 per Share, $22.50 per Share less the exercise price per Share on the terms and subject to the purchase of a minimum of 21 million Shares in the Offer, the receipt of financing and the other conditions set forth in the Supplement to the Offer to Purchase, dated April 6, 1999 (the "Supplement to the Offer to Purchase"), and the Letter of Transmittal, amended April 6, 1999 (the "Letter of Transmittal"). Copies of the Supplement to the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively.

Item 1.   Security and Issuer.

     (a) On April 22, the Issuer issued a press release announcing that it had extended the expiration date of the Offer to 5:00 p.m., New York City time, on April 23, 1999. On April 23, 1999, the Issuer issued a press release announcing that it had extended the expiration date of the Offer to 11:59 p.m., New York City time, on April 29, 1999. Copies of these press releases are filed as Exhibits (a)(12) and (a)(13) hereto, respectively, and are incorporated herein by reference.

Item 2.   Source and Amount of Funds or Other Consideration.

     Item 2 is amended to incorporate by reference herein the Form of Indenture for the 10 1/2% Senior Subordinated Notes due 2009 filed as Exhibit (a)(15) in
Item 9 hereof and to describe the credit facility (The "New Credit Facility"). The Issuer will use the net cash proceeds from the sale of the 10 1/2 Senior Subordinated Notes and borrowings from the New Credit Facility to finance, in part, its purchase of the Shares.

     The New Credit Facility will consist of a $125.0 million term loan and a $225.0 million revolving credit facility, in each case maturing five years from the date of the borrowing. The proceeds of the loans made under the New Credit Facility will be used (1) to finance a portion of the purchase of the Shares and related expenses and (2) for general corporate purposes including working capital.

     Subject to certain limited exceptions, the New Credit Facility will require mandatory repayments and mandatory commitment reductions thereunder with the proceeds from (i) assets sales, (ii) the issuance of debt and preferred stock, and (iii) insurance and condemnation claims. In the case of the preceding clauses (i), and (ii), the percentage of net proceeds required to be used to permanently repay term loans and reduce the commitments under the New Credit Facility shall be reduced to 75% based on the achievement of certain levels of financial performance. Voluntary prepayments of the New Credit Facility will be permitted at any time, subject to certain notice requirements and to the payment of certain losses and expenses suffered by the lenders as a result of the prepayment of eurodollar rate loans prior to the end of the applicable interest period.

     The New Credit Facility will bear interest at the sum of the (i) applicable margin and (ii) at the option of the Company, either the "base rate" or the "eurodollar rate" (as defined in the New Credit Facility). The base rate will be the higher of (i) the rate that Bankers Trust Company announces from time to time as its prime lending rate, as in effect from time to time and (ii) 1/2 of 1% in excess of the overnight federal funds rate. The applicable margin will be a percentage per annum equal to (i) in the case of term loans maintained as (x) base rate loans, 2.00%, and (y) eurodollar rate loans, 3.00%, and (ii) in the case of revolving loans maintained as (x) base rate loans, 1.50%, and (y) eurodollar rate loans, 2.50%, in each case subject to step-downs to be determined based on certain levels of financial performance. The Company will pay a commitment fee in an amount equal to 0.50% per annum on the daily average unused portion of the New Credit Facility, subject to step-downs to be determined based on certain levels of financial performance. Additionally, the then applicable commitment fee percentage will be increased by 0.25% at all times that the total unutilized commitments under the revolving credit facility exceeds 75% of the sum of (x) the total revolving commitment then in effect under the New Credit Facility plus (y) the aggregate outstanding principal amount of the term loans.

     The New Credit Facility will contain certain covenants, including, without limitation, restrictions on (i) indebtedness and liens, (ii) the sale of assets,
(iii) mergers, acquisitions and other business combinations, (iv) voluntary prepayment of certain debt of the Company (including the Notes and the Convertible Subordinated Notes), (v) transactions with affiliates, (vi) capital expenditures and (vii) loans and investments, as well as prohibitions on the payment of cash dividends to, or the repurchase on redemption of stock from, stockholders, and various financial covenants. The New Credit Facility will contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other indebtedness, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security
Act of 1974, as amended, material judgements, actual or asserted failure of any guaranty or security document supporting the New Credit Facility to be in full force and effect and change of control of the Company. If such a default occurs, the lenders under the New Credit Facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under the New Credit Facility and requiring that all such amounts to be immediately paid in full.

     All obligations under the New Credit Facility will be jointly and severally guaranteed by each of the domestic subsidiaries, direct and indirect, of the Company. The indebtedness under the New Credit Facility will be secured by a pledge of the capital stock of all of the Company's subsidiaries (but not to exceed 65% of the voting stock of foreign subsidiaries) and a perfected lien and security interest in substantially all of the assets (tangible and intangible) of the Company and its direct and indirect subsidiaries. The Company's future domestic subsidiaries will guarantee the New Credit Facility and secure that guarantee with certain of their real property and substantially all of their tangible and intangible personal property.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     Item 3 paragraph (d) is amended by adding the following paragraph:

     The Issuer expects to enter into an agreement with David Ledecky relating to the termination without cause of his employment as executive vice president and chief administrative officer of the Issuer and his resignation as a director of the Issuer effective on April 30, 1999. The Issuer expects to pay David Ledecky an amount in accordance with the termination without cause provisions of his employment agreement. In addition, in exchange for his waiver of certain contractual rights, his agreement to accept certain continuing obligations and the forfeiture and cancellation of all of David Ledecky's remaining options, the Issuer expects to pay David Ledecky an amount equal to the difference between $1,050,000 and the gross proceeds he receives as a result of his participation in the Offer.

Item 9.   Material to be Filed as Exhibits.

     (a)(12) Press Release dated April 22, 1999.

     (a)(13) Press Release dated April 23, 1999.

     (a)(14) Purchase Agreement for $200,000,000 10 1/2% Senior Subordinated Notes, dated April 23, 1999, between Building One Services Corporation and the initial purchasers, BT Alex. Brown Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Salomon Smith Barney Inc., Friedman, Billings, Ramsey & Co., Jefferies & Company, Inc. and Fleet Securities, Inc.

     (a)(15) Form of Indenture for up to $400,000,000 10 1/2% Senior Subordinated Notes between Building One Services Corporation, the Subsidiary Guarantors named therein, and IBJ Whitehall Bank & Trust Company, as Trustee.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BUILDING ONE SERVICES CORPORATION

                                 By: /s/ Joseph M. Ivey
                                    --------------------------------------------
                                    Name:  Joseph M. Ivey
                                    Title: President and Chief Executive Officer


Dated: April 26, 1999

                                 EXHIBIT INDEX


Exhibit                    Description
-------                    -----------

(a)(12)   Press Release dated April 22, 1999.

(a)(13)   Press Release dated April 23, 1999.

(a)(14) Purchase Agreement for $200,000,000 10 1/2% Senior Subordinated Notes, dated April 23, 1999, between Building One Services Corporation and the initial purchasers, BT Alex. Brown Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Salomon Smith Barney Inc., Friedman, Billings, Ramsey & Co., Jefferies & Company, Inc. and Fleet Securities, Inc.

(a)(15) Form of Indenture for up to $400,000,000 10 1/2% Senior Subordinated Notes between Building One Services Corporation, the Subsidiary Guarantors named therein, and IBJ Whitehall Bank & Trust Company, as Trustee.